===============================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            _______________________

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                         Date of Report: July 22, 2005

                              CEMEX, S.A. de C.V.
                              -------------------
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)

                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
                     --------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X         Form 40-F
          ---                  ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X
    ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
---
===============================================================================

===============================================================================

                                    Contents

     1. Press release, dated July 21, 2005, announcing CEMEX's results for the first quarter of 2005 (attached hereto as exhibit 1).

     2. CEMEX's 2005 first quarter earnings report (attached hereto as exhibit 2).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                CEMEX, S.A. de C.V.
                                                -------------------------------
                                                (Registrant)



Date: July 21, 2005                             By: /s/ Rafael Garza
      -----------------------                       ---------------------------
                                                    Name:  Rafael Garza
                                                    Title: Chief Comptroller

                                 EXHIBIT INDEX


          EXHIBIT NO.       DESCRIPTION
          -----------       -----------

          1. Press release, dated July 21, 2005, announcing CEMEX's results for the first quarter of 2005.
          2.                CEMEX's 2005 first quarter earnings report.

                                                                      Exhibit 1

  Media Relations             Investor Relations             Analyst Relations
    Jorge Perez               Abraham Rodriguez                Ricardo Sales
 (52 81) 8888-4334            (52 81) 8888-4262                (212) 317-6008


                            [CEMEX GRAPHIC OMITTED]


                       CEMEX'S SECOND QUARTER 2005 SALES
                        INCREASE 125%; EBITDA GROWS 56%

MONTERREY, MEXICO, July 21, 2005 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that consolidated net revenues in the second quarter of 2005 grew 125% to $4.4 billion compared to the same quarter of 2004. This increase is primarily a result of the effect of the incorporation of RMC into CEMEX's consolidated results, reflected for the first time in CEMEX's quarterly earnings results.

CEMEX Second Quarter Financial and Operational Highlights
---------------------------------------------------------

o Sales improved in the majority of CEMEX's markets due to higher cement and ready-mix volumes in the Company's core markets and a stronger Mexican peso.

o CEMEX's consolidated cement volume increased 30% to 22 million metric tons while consolidated ready-mix volume grew 243% to 21 million cubic meters. The Company's consolidated aggregates volume increased to 50 million metric tons, 329% higher over the second quarter of 2004.

o Operating income for the period rose 60% over the same period of 2004 to US$751 million.

o Free cash flow grew 56% versus the same quarter a year ago, reaching US$693 million.

o EBITDA (operating income plus depreciation and amortization) was US$989 million, up 56% over the second quarter of 2004. This increase is due to effect of EBITDA contribution from RMC and higher domestic cement and ready-mix volumes, which offset higher energy and transportation costs.

o EBITDA margin decreased to 22.6% from 32.6% in second quarter 2004. Margins were positively affected by strong demand in CEMEX's core markets, but were offset significantly by the consolidation of RMC and higher energy costs.

Hector Medina, Executive Vice President of Planning and Finance, said: "We are very pleased with our results for the quarter, which reflect strong contributions from RMC and good underlying growth in our core markets. We continue to experience strong demand in all our markets, particularly residential, which continues to be the strongest driver of cement and ready-mix consumption in our markets."

Consolidated Corporate Results, Including the Effect of RMC from March 1, 2005
------------------------------------------------------------------------------

Cost of goods sold and selling, general, and administrative expenses (SG&A) increased 140% and 158%, respectively, versus the second quarter of last year due mainly to the effect of RMC. CEMEX is in the preliminary stages of incorporating its standardized financial and operational practices into the newly acquired operations, designed to reduce costs and expenses and improve efficiencies. In most of the Company's markets, energy and transportation costs have risen due to the widespread increase of these costs.

Majority net income for the second quarter of 2005 rose 197%, to US$733 million. This increase is due to strong consolidated operating performance and gains resulting from CEMEX's derivative positions.

Net debt at the end of the second quarter 2005 was US$9.62 billion, a reduction of US$811 million during the quarter. The net-debt-to-EBITDA ratio improved to
2.9 times from 3.2 times at the end of first quarter 2005. Interest coverage decreased from 6.8 times and the end of first quarter 2005 to 6.5 times and the end of the second quarter, but increased from 6.2 times a year ago.

During the quarter, all of the Company's free cash flow was used to pay down debt and pay cash dividends. CEMEX's net debt - in US dollar terms - was further reduced by favorable exchange rate movements during the quarter, despite other investments and expenses related to the acquisition of RMC, partially funded with divestitures such as our minority stake in Cementos Bio Bio.

The following summarizes results in CEMEX's major markets:

CEMEX's Mexican operations reported net sales of US$793 million, 15% higher than in the second quarter 2004, and EBITDA of US$329 million, an increase of 4% over the prior year period. Cement volumes grew 5% during the quarter, while ready mix volumes increased 17%. On a quarter-over-quarter basis, adjusting for the difference in business days during second quarter 2004, cement volumes remained flat. Cement demand was sustained mainly by government infrastructure spending and, to a lesser extent, by low- and middle-income housing, both of which partially offset a weak self-construction sector. Cement demand from this sector is expected to remain flat or to slightly decline for the year, primarily due to continued volatility in the price of building materials; although the trend is downwards.

In The United States, net sales for the quarter were US$1.2 billion, 131% higher, while EBITDA reached US$284 million, an increase of 161%. US operations reported a 9% increase of cement volume. On a quarter-over-quarter basis for the ongoing operations, cement volumes increased 12% for the quarter over 2004. Ready-mix volumes rose 227% during the quarter. On a quarter-over-quarter basis for the ongoing operations, ready-mix volumes increased 6%. Cement demand remains strong as all segments have increased their cement consumption during the year; construction activity continues to rely heavily on robust growth from the residential sector, supported by a favorable interest-rate environment while the infrastructure - particularly streets and highways - and industrial sectors remain strong and growing.

CEMEX's operations in Spain reported net sales of US$431 million in the second quarter of 2005, up 34%. EBITDA reached US$122 million, representing an increase of 22%. Domestic cement volume increased 13% while ready-mix volume grew 83% in the quarter. The residential sector continues to be one of the main drivers of demand, with housing starts up 7% for the first 4 months of the year. Public-works spending is also growing, but at a slower rate during this quarter as the government updates its infrastructure plan for the coming years. The sector's primary growth catalyst continues to be Spain's infrastructure modernization.

Net sales and EBITDA of the Company's operations in the United Kingdom was US$504 and US$58 million, respectively. Cement volumes were up 5% during the second quarter versus the comparable period in 2004. Ready-mix volumes increased 3% during the quarter. Cement demand during the quarter was mainly driven by infrastructure projects and residential construction. Second quarter volumes also benefited from delayed construction during the first quarter of the year due to adverse weather. Commercial building has benefited from low inflation and lower unemployment rate.

Rest of Europe

During the second quarter of 2005, net sales of the Rest of Europe were US$886 million and EBITDA was US$138 million.

In France, ready-mix volumes increased 11% in second quarter 2005 and aggregates volumes were up 6% in the second quarter. These increases are due mainly to a strong housing sector supported by low interest rates, tax incentives to promote housing construction and the launch of a new social housing program.

The German economy remains weak with high unemployment, slow disposable income growth and political uncertainty, which in turn has dampened construction activity. Cement sales volumes for the quarter declined 12% versus the same period of 2004

South/Central America and Caribbean

Net sales of South/Central America and Caribbean grew 18% during the second quarter of 2005 versus same period a year ago to US$339 million, while EBITDA decreased 30% to US$88 million. Domestic cement volumes in the region increased 19% in the quarter, while ready-mix volumes were 20% higher.

The Venezuelan economy continues to recover, with higher oil revenues driving public spending and increased activity from the private sector. Unemployment continues to decline, while bank financing for the first five months of the year increased 84% versus last year's level. While all sectors of the economy show increased spending, the self-construction sector has been the main driver of cement demand during the quarter. Cement volumes in Venezuela increased 34% versus second quarter 2004.

In Colombia, cement volumes continue to grow due mainly to demand from the self-construction sector, as unemployment has declined and wages have increased. The housing and public works sectors have increased their cement and ready- mix consumption versus last year's levels. The increase in cement volumes has offset the decrease in prices, resulting in flat net sales for the first six months of the year versus the same period last year. Cement volumes grew 50%.

Africa and Middle East

Second quarter net sales of Africa and Middle East were US$143 million, up 204% as compared to the same quarter of 2004. EBITDA increased 45% to US$33 million. Construction activity in the Middle East is currently running at a high level, with increased housing requirements and oil revenues driving public and private investments.

Asia

Asia region reported 57% increase in net sales to US$76 million, while EBITDA decrease to US$14 million, down 6%.

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information, visit www.CEMEX.com.

                                                                      Exhibit 2

[CEMEX GRAPHIC OMITTED]
Stock Listing Information

NYSE (ADR)
Ticker: CX

MEXICAN STOCK EXCHANGE
Ticker: CEMEX.CPO

Ratio of CEMEX.CPO to CX = 10:1


Investor Relations

In the United States
1 877 7CX NYSE

In Mexico
52 (81) 8888 4292

E-Mail
ir@cemex.com


www.cemex.com

-------------------------------------------------------------------------------
2005
SECOND QUARTER RESULTS
-------------------------------------------------------------------------------


                                  Second quarter (1)        Second quarter (1)
                                ----------------------     ---------------------
                                2005    2004    % Var.         2005     2004
--------------------------------------------------------------------------------
Net sales                      4,376   1,948      125%        % of Net Sales
--------------------------------------------------------------------------------
Gross profit                   1,790     871      105%        40.9%    44.7%
--------------------------------------------------------------------------------
Operating income                 751     469       60%        17.2%    24.1%
--------------------------------------------------------------------------------
Majority net income              733     247      197%        16.8%    12.7%
--------------------------------------------------------------------------------
EBITDA                           989     635       56%        22.6%    32.6%
--------------------------------------------------------------------------------
Free cash flow                   693     444       56%        15.8%    22.8%
--------------------------------------------------------------------------------


------------------------------------- -----------------
Net debt                       9,624   4,969       94%
------------------------------------- -----------------
Net debt/EBITDA                  2.9     2.2
------------------------------------- -----------------
Interest coverage                6.5     6.2
------------------------------------- -----------------
Quarterly earnings per ADR      2.16    0.75      188%
------------------------------------- -----------------
Average ADRs outstanding       339.6   329.2        3%
-------------------------------------------------------------------------------

In millions of US dollars, except ratios and per-ADR amounts.
Average ADRs outstanding are presented in millions of ADRs.


Consolidated net sales grew to US$4,376 million, representing an increase of 125% over those of second quarter 2004, mainly as a result of the RMC acquisition. Sales increased in most of our markets due to higher cement and ready mix volumes, better pricing environment and a stronger Mexican peso during the quarter. The residential sector continues to be one of the main drivers of cement and ready-mix consumption in most of our markets.

Cost of goods sold and Selling, general, and administrative expenses (SG&A) increased 140% and 158%, respectively, versus the second quarter of last year due mainly to the acquisition of RMC. We are in the preliminary stages of implementing CEMEX's standardized practices aimed at reducing costs and expenses in the newly acquired operations. We have experienced increases in energy and transportation costs throughout our markets due mainly to the worldwide increase in oil prices.

EBITDA reached US$989 million, representing an increase of 56% over that of second quarter 2004, mainly due to the acquisition of RMC. EBITDA margin decreased from 32.6% in second quarter 2004 to 22.6% in second quarter 2005. The margin was positively affected by higher average volumes and better pricing conditions - compensating for higher energy costs - but was more than offset by the effect of the consolidation of RMC.

Gain (loss) on financial instruments for the quarter was a gain of US$89 million, resulting mainly from our cross-currency swaps as the Mexican peso appreciated during the quarter.

Majority net income for the quarter rose 197%, to US$733 million from US$247 million in second quarter 2004. This increase is due to strong consolidated operating performance and gains on our financial instruments.

Net debt at the end of the second quarter was US$9,624 million, a reduction of US$811 million during the quarter. The net-debt-to-EBITDA ratio improved to 2.9 times from 3.2 times at the end of first quarter 2005. Interest coverage decreased from 6.8 times and the end of first quarter 2005 to 6.5 times and the end of the second quarter, but increased from 6.2 times a year ago.


(1) Results for second quarter 2004 do not include the effect of the RMC acquisition.

-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 1
US dollar translation methodology, and other important disclosures.

                                                                          CEMEX

EBIDTA and Free Cash Flow (1)
===============================================================================

                                                    Second quarter                     January - June
                                               ------------------------         -----------------------------
                                                 2005    2004   % Var.             2005       2004    % Var.
-------------------------------------------------------------------------------------------------------------
Operating income                                  751     469      60%            1,189        861       38%
-------------------------------------------------------------------------------------------------------------
+ Depreciation and operating amortization         238     166                       430        328
-------------------------------------------------------------------------------------------------------------
EBITDA                                            989     635      56%            1,619      1,189       36%
-------------------------------------------------------------------------------------------------------------
- Net financial expense                           144      79                       242        164
-------------------------------------------------------------------------------------------------------------
- Capital expenditures                            172      70                       264        139
-------------------------------------------------------------------------------------------------------------
- Change in working capital                       (86)      2                        42         99
-------------------------------------------------------------------------------------------------------------
- Taxes paid                                       63      27                        80         40
-------------------------------------------------------------------------------------------------------------
- Other cash items (net)                            3      13                         5         15
-------------------------------------------------------------------------------------------------------------
Free cash flow                                    693     444      56%              986        732       35%
-------------------------------------------------------------------------------------------------------------

In millions of US dollars.
Results for second quarter and first six months of 2004 do not include the effect of the RMC acquisition.

During the quarter, all of our free cash flow was used to pay down debt and pay cash dividends in the amount of US$35 million. Our net debt - in US dollar terms - was further reduced by favorable exchange rate movements during the quarter, despite other investments and expenses related to the acquisition of RMC, partially funded with divestitures such as our minority stake in Cementos Bio Bio.

Debt-Related Information
===============================================================================
                                         Second quarter             First quarter                               Second quarter
                                     -------------------------   -----------------                          --------------------
                                         2005    2004  % Var.            2005                                      2005    2004
----------------------------------------------------------------------------------      ----------------------------------------
Total debt (2)                         11,036   5,296    108%          11,858           Currency denomination
----------------------------------------------------------------------------------      ----------------------------------------
     Short-term                           15%     13%                     25%           US dollar                   71%     68%
----------------------------------------------------------------------------------      ----------------------------------------
     Long-term                            85%     87%                     75%           Euro                        18%     16%
----------------------------------------------------------------------------------      ----------------------------------------
Cash and cash equivalents               1,265     327    287%           1,297           British pound                5%      0%
----------------------------------------------------------------------------------      ----------------------------------------
Fair value of cross-currency swaps(2)     147     N/A                     126           Yen                          6%     15%
----------------------------------------------------------------------------------      ----------------------------------------
Net debt (2)                            9,624   4,969     94%          10,435           Other                        0%      1%
----------------------------------------------------------------------------------      ----------------------------------------

----------------------------------------------------------------------------------
Interest expense                          153      85     80%             105           Interest rate
----------------------------------------------------------------------------------      ----------------------------------------
Interest coverage                         6.5     6.2                     6.8           Fixed                       58%     70%
----------------------------------------------------------------------------------      ----------------------------------------
Net debt/EBITDA                           2.9     2.2                     3.2           Variable                    42%     30%
----------------------------------------------------------------------------------      ----------------------------------------

In millions of US dollars, except ratios.

Other developments
During the second quarter, CEMEX and some of its subsidiaries closed or amended various credit facilities totaling US$4,900 million with an average life of 3.8 years and an average initial rate of LIBOR plus 40 basis points. A total of 48 financial institutions participated in at least one of the credit facilities. In addition, CEMEX Espana, through a wholly-owned subsidiary, issued a new five and ten-year US$325 million private placement during June 2005.

The proceeds of these transactions were used to complete the refinancing process of the debt issued to acquire RMC, finance a cash tender offer of around US$315 million in RMC privately placed notes, and prepay other debt. The average spread over LIBOR of the refinanced debt was reduced to about half the original spread. This refinancing will help us reduce our financing cost and lengthen our average maturity.


______________________________________

(1) EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (Mexican GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such does not have such Mexican-GAAP cash-flow measures to present as comparable to EBITDA or free cash flow.

(2) During 2004, the Mexican Institute of Public Accountants issued Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which is effective beginning January 1, 2005. Bulletin C-10 details and supplements issues related to the accounting of derivative financial instruments. Among other aspects, Bulletin C-10 precludes the presentation of two financial instruments as If they were a single instrument (synthetic presentation). For this reason, beginning this year, CEMEX recognizes the assets and liabilities resulting from the fair value of cross-currency swaps ("CCS") separately from the financial debt and such debt, is presented in the currencies originally negotiated. Starting in 2001, CEMEX has effectively changed the original profile of interest rates and currencies of financial debt associated to CCS, and accordingly, until December 31, 2004, financial debt subject to these instruments was presented in the currencies negotiated in the CCS, through the recognition within debt, of a portion of the assets or liabilities resulting from the fair value of such CCS. This reclassification has no impact on stockholders' equity or net income. For presentation purposes in the table above, net debt includes the fair value of CCS associated with debt.

-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 2
US dollar translation methodology, and other important disclosures.

                                                                          CEMEX

Equity-Related Information
===============================================================================

One CEMEX ADR represents ten CEMEX CPOs. The following amounts are expressed in CPO terms and reflect the 2 for 1 stock split effective July 1, 2005


Beginning-of-quarter CPO-equivalent units outstanding             3,396,298,424
-------------------------------------------------------------------------------

   CPOs issued due to stock dividend                                133,456,500
   Exercise of stock options not hedged                                 190,559
   Less increase (decrease) in the number of
       CPOs held in subsidiaries                                     11,239,238

End-of-quarter CPO-equivalent units outstanding                   3,518,706,245
-------------------------------------------------------------------------------


Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

Employee long-term compensation plans

On June 17, 2005, the closing price on the CEMEX CPO exceeded US$8.50 per CPO, triggering the automatic exercise of 131,996,243 stock options into 41,678,352 restricted CPOs. As of June 30, 2005, executives had outstanding options on a total of 68,834,124 CPOs (1). Starting in 2005, CEMEX will begin offering executives a stock-ownership program. The plan's goal is to move CEMEX's long-term incentives from stock options to programs based on restricted stock. As of June 30, 2005, executives in these programs (including the automatic exercise described above) had 124,280,297 restricted CPOs, representing 3.53% of our total CPOs outstanding. All CPO amounts reflect the 2 for 1 stock split effective July 1, 2005.

Derivative Instruments
===============================================================================

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency and equity forward contracts, and options in order to execute its corporate financing strategy and to hedge its stock-option plans. The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

                                       Second quarter (2)      First quarter
                                       ------------------     ----------------
Notional amounts                           2005    2004              2005
------------------------------------------------------------------------------
Equity(1)                                 1,280   1,068             1,224
Foreign-exchange                          3,643   2,722             3,709
Interest-rate                             3,489   2,121             4,427
------------------------------------------------------------------------------
Estimated aggregate fair market value       149    (225)             (112)
------------------------------------------------------------------------------


In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: Mexican GAAP ("Bulletin C-2") requires companies to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement. The exceptions to the general rule until December 31, 2004, as they pertained to CEMEX, occurred when transactions were entered into for cash-flow hedging purposes. In such cases, changes in the fair market value of the related derivative instruments were recognized temporarily in equity and were reclassified into earnings as the inverse effects of the underlying hedged items flowed through the income statement. Beginning in 2005, new Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", establishes the framework for hedge accounting and overrides Bulletin C-2 in this respect; however, in respect to cash-flow hedges, the new rules are the same as those applied by CEMEX since 2001. CEMEX has recognized increases in assets and liabilities, which resulted in a net asset of US$149 million, arising from the fair market value recognition of its derivatives portfolio as of June 30, 2005. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.
_________________________________________

(1) The aggregate weighted-average exercise price on June 30, 2005, for CEMEX's outstanding stock options was US$30.44 per ADR. On that same date, the aggregate weighted-average strike price of CEMEX's equity-forward agreements put in place to hedge these stock options was US$35.10 per ADR. The weighted-average strike price of all of CEMEX's equity-forward agreements was US$41.24 per ADR on that same date.

(2) Notional amounts and fair market values at the end of second quarter 2004 do not include the effect of the RMC acquisition.


-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 3
US dollar translation methodology, and other important disclosures.

                                                                          CEMEX

Other Activities
===============================================================================

CEMEX and Ready Mix USA complete joint venture transaction

On July 4, 2005, CEMEX Inc., the U.S. subsidiary of CEMEX and Ready Mix USA, a private ready-mix concrete company with operations in the Southeastern United States, announced the establishment of a joint venture to satisfy the growing construction needs of the Southeast region of the country.

Under the arrangement, CEMEX Inc. will contribute two cement plants (Demopolis, Alabama and Clinchfield, Georgia), eleven cement terminals, and its ready-mix aggregates, and block assets in the Florida Panhandle and South Georgia to the joint venture. Ready Mix USA will contribute all of its ready-mix and aggregate operations in Alabama, Georgia, the Florida Panhandle and Tennessee, as well as its block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama. The cement assets of the joint venture will be managed by CEMEX, and the ready-mix, aggregate and block assets will be managed by Ready Mix USA.

After the third anniversary of the formation of the joint venture, for an extended period of time, Ready Mix USA will have the option, but not the obligation, to require CEMEX to purchase Ready Mix USA's interest in the joint venture.


CEMEX stock split and ADS ratio modification

On April 28, 2005, CEMEX shareholders approved a stock split, which became effective on July 1, 2005. In connection with the stock split, each of CEMEX's series A shares was surrendered in exchange for two new series A shares, and each of CEMEX's series B shares was surrendered in exchange for two new series B shares. Each CPO, which represented two series A shares and one series B share, was surrendered in exchange for two new CPOs. Each new CPO represents two new series A shares and one new series B share. The new CPOs are identical in all material respects to the previous CPOs.

The number of CEMEX's ADSs, each of which represented five CPOs, did not change as a result of the stock split; instead the ratio of CPOs to ADSs was modified so that each ADS now represents ten new CPOs following the stock split. The proportional equity interest participation of existing shareholders did not change as a result of the stock split.

On June 29, 2005, the new CPOs started trading on the Mexican Stock Exchange and the ADSs trading on the New York Stock Exchange reflected the CPOs-to-ADS ratio modification, with each ADS representing ten new CPOs.


92% of shareholders receive CPOs under CEMEX's stock dividend program

On June 3, 2005, CEMEX announced the completion of its stock dividend program. A total of 66,728,250 CPOs were issued on June 3, 2005 and distributed to 92.08% of shareholders. The remaining 7.92% of shareholders elected to receive a cash payment of MXP 2.60 per CPO (MXP 13.00 per ADS) in lieu of the stock dividend, for a total of approximately MXP 381 million (US$35 million) paid by CEMEX. In 2004, 4% of shareholders elected to receive a cash payment in lieu of the stock dividend.

Under this stock dividend program, CEMEX shareholders received one new CPO for each 25.557 CPOs held. CEMEX shareholders had the option to receive a cash payment of MXP 2.60 per CPO in lieu of the stock dividend.

(CPO amounts and cash payment per CPO do not reflect the 2 for 1 CPO split effective July 1, 2005)


CEMEX divests investment in Cementos Bio Bio, S.A.

On April 26, 2005, CEMEX announced the divestiture of its 11.92% interest in Cementos Bio Bio, S.A., a cement company in Chile, for approximately US$65 million, or an implied enterprise value to EBITDA of nine times. The proceeds from the sale were applied towards debt reduction and the extraordinary gains from this transaction are reflected in net income. CEMEX acquired this holding for US$34 million in June 1999.



-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,          Page 4
US dollar translation methodology, and other important disclosures.

                                                                          CEMEX

Operating Results
===============================================================================

Mexico
Our Mexican operations' cement volumes increased 5% during the quarter versus second quarter 2004, while ready mix volumes increased 17% over the same period. On a like-to-like basis, adjusting for the fewer business days during second quarter 2004 versus this year's quarter, cement volumes remained flat. For the first half of the year, cement volumes decreased 2% versus the same period in 2004, while ready-mix volumes increased 15% over the same period. Cement prices were 6% higher in US dollar terms during the quarter versus the same period a year ago and have increased 3% year to date versus first half 2004. Ready-mix prices, in US dollar terms, were 5% higher during the first half of the year versus the same period in 2004.

Cement volume during the year has been driven mainly by infrastructure spending and residential construction - especially low and middle-income housing - supported by increasing commercial bank and alternative financing. Although disposable income has increased, cement demand from the self-construction sector remains stable, primarily because the formal sector has attracted customers through government financed mortgages.


United States
CEMEX's US operations cement volumes increased 9% in second quarter 2005 versus the same period a year ago. For the first six months of the year, cement volumes increased 6%. On a like-to-like basis for the ongoing operations, cement volumes increased 12% for the quarter and 7% for the first six months of the year versus the comparable periods of last year. Ready-mix volumes increased 227% during the quarter and 156% for the first half of the year due to the consolidation of RMC operations. On a like-to-like basis for the ongoing operations, ready-mix volumes for the quarter and first half of the year increased 6% and 3%, respectively, versus the same periods of last year. Aggregates volume, on a like-to-like basis for the ongoing operations, increased 20% and 16% for the second quarter and first half of the year, respectively, over last year's periods.

Cement demand remains strong as all demand segments have increased their cement consumption during the year; construction activity continues to rely heavily on robust growth from the residential sector, supported by a favorable interest-rate environment, while the infrastructure - particularly streets and highways - and industrial sectors remain strong and growing. Cement prices continue to recover, showing an increase of 18% on average during the quarter versus the same quarter of last year.


Spain
Domestic cement volume increased 13% over that of second quarter 2004 while ready-mix volume increased 83%. For the first half of the year, cement and ready-mix volumes increased 9% and 54%, respectively, versus the first half of 2004. The residential sector continues to be one of the main drivers of demand, with housing starts up 7% for the first 5 months of the year. Public-works spending is also growing, but at a slower rate during this quarter as the government updates its infrastructure plan for the coming years; the sector's primary catalyst continues to be Spain's infrastructure plan. Prices in US dollars for domestic cement increased 9% and 10% for second quarter and first half of the year, respectively, versus the comparable periods in 2004.


United Kingdom
Cement sales volumes in the UK were up 5% during the second quarter and remained flat for the first half of the year versus the comparable periods in 2004. Ready-mix volumes increased 3% during the quarter and 1% in the first half of the year. Cement demand during the quarter was mainly driven by infrastructure projects and residential construction. Second quarter volumes also benefited from delayed construction during the first quarter of the year due to adverse weather. Commercial building has benefited from low inflation and a lower unemployment rate. Cement and ready-mix prices increased 9% and 7%, respectively, in dollar terms during the first half of the year versus the first half of 2004.

-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 5
US dollar translation methodology, and other important disclosures.

                                                                          CEMEX

Operating Results
===============================================================================

Rest of Europe
In France, ready-mix volumes increased 11% in second quarter 2005 and 4% during the first half of the year versus the same periods of 2004. Aggregates volumes increased 6% in second quarter and remained flat during the first half of the year. Prices of ready-mix in US dollars increased 7% during the first half of the year versus the same period in 2004. These increases are due mainly to a strong housing sector supported by low interest rates, tax incentives to promote housing construction and the launch of a new social housing program.

In Germany, the economy remains weak with high unemployment, slow disposable income growth and political uncertainty, which in turn has dampened construction activity. Cement sales volumes for the quarter and for the first half of the year declined 12% and 18%, respectively, versus the comparable periods of 2004. Ready-mix volumes in Germany have declined 17% during the first half of the year versus the same period of 2004. Cement prices in Germany have increased 31% for the first six months of the year versus the same period in 2004.


South/Central America and Caribbean
Domestic cement volumes in the region increased 19% in the quarter and 14% during the first half of the year, versus the same periods of last year. The Venezuelan economy continues to recover, with higher oil revenues driving public spending and increased activity from the private sector. Unemployment continues to decline, while bank financing for the first five months of the year increased 84% versus last year's level. While all sectors of the economy show increased spending, the self-construction sector has been the main driver of cement demand during the quarter. For the quarter, cement volumes in Venezuela increased 34% versus second quarter 2004.

In Colombia, cement volumes grew 50% due mainly to high demand from the self-construction sector, as unemployment has declined and wages have increased. The housing and public works sectors have increased their cement and ready- mix consumption versus last year's levels. The increase in cement volumes has offset the decrease in prices, resulting in flat net sales for the first six months of the year versus the same period last year.


Africa and Middle East
Construction activity in the Middle East is currently running at a high level, with increased housing requirements and oil revenues driving public and private investments. Our operations in Egypt have increased their cement volumes throughout the year, supported by infrastructure spending and private construction. Disposable income has increased in Egypt due to higher tourism and oil revenues, as well as a sharp increase in foreign direct investment. Overall, domestic cement volumes for the region during the quarter increased 17% versus the same period in 2004.


Asia
In aggregate, our cement volumes in the region increased 9% during the quarter and 4% for the first six months of the year, versus the same periods of last year. Cement demand in the Philippines increased during the quarter due to the improved performance of the residential sector. In Thailand, the volume of cement sold increased versus last year's level due also to strong demand from the residential sector, and higher cement production derived from higher efficiency.

-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 6
US dollar translation methodology, and other important disclosures.


Consolidated Income Statement & Balance Sheet

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC


CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)

                                                           January - June                            Second quarter
INCOME STATEMENT                                       2005            2004      % Var.           2005            2004      % Var.
===================================================================================================================================
Net Sales                                          6,947,578       3,751,369      85%         4,375,937       1,947,775      125%
Cost of Sales                                     (4,116,099)     (2,106,380)     95%        (2,585,820)     (1,076,481)     140%
-----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                       2,831,479       1,644,989      72%         1,790,117         871,294      105%
Selling, General and Administrative Expenses      (1,642,130)       (784,026)     109%       (1,038,681)       (401,999)     158%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                   1,189,349         860,963      38%           751,436         469,295       60%
      Financial Expenses                            (257,969)       (174,643)     48%          (153,115)        (85,002)      80%
      Financial Income                                15,995          10,411      54%             8,981           5,563       61%
      Exchange Gain (Loss), Net                      (57,187)        (80,505)    (29%)          (18,461)        (92,647)     (80%)
      Monetary Position Gain (Loss)                  193,887         203,575     (5%)           143,222          75,565       90%
      Gain (Loss) on Financial Instruments           269,987         (11,188)     N/A            88,703              23      N/A
Total Comprehensive Financing (Cost) Income          164,712         (52,350)     N/A            69,329         (96,499)     N/A
      Other Expenses, Net                            (10,534)       (166,179)    (94%)           18,115         (90,847)     N/A
-----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                     1,343,527         642,435     109%           838,880         281,950      198%
Income Tax                                          (169,284)        (76,102)    122%          (105,699)        (33,101)     219%
Employees' Statutory Profit Sharing                   (5,172)         (4,528)    14%             (2,475)         (2,243)     10%
Total Income Tax & Profit Sharing                   (174,457)        (80,630)    116%          (108,174)        (35,344)     206%
-----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                  1,169,070         561,805     108%           730,706         246,606      196%
Participation in Unconsolidated Subsidiaries          26,875          11,593     132%            20,635           9,570      116%
Consolidated Net Income                            1,195,945         573,397     109%           751,342         256,177      193%
Net Income Attributable to Min. Interest              21,689          16,103     35%             18,681           9,237      102%
MAJORITY INTEREST NET INCOME                       1,174,257         557,294     111%           732,661         246,939      197%
===================================================================================================================================
EBITDA                                             1,619,228       1,189,406     36%            989,357         634,538       56%
Earnings per ADR                                        3.46            1.71     103%              2.16            0.75      188%
===================================================================================================================================


                                                          As of June 30
BALANCE SHEET                                          2005            2004      % Var.
===================================================================================================================================
Total Assets                                       26,267,538      16,022,792     64%
     Cash and Temporary Investments                 1,264,807         327,034     287%
     Trade Accounts Receivables                     1,870,546         443,994     321%
     Other Receivables                                609,973         482,640     26%
     Inventories                                    1,116,917         635,253     76%
     Other Current Assets                             175,715          86,134     104%
Current Assets                                      5,037,957       1,975,055     155%
Fixed Assets                                       13,289,809       8,994,562     48%
Other Assets                                        7,939,772       5,053,175     57%
-------------------------------------------------------------------------------------------
Total Liabilities                                  16,878,682       8,970,877     88%
Current Liabilities                                 4,882,472       2,438,443     100%
Long-Term Liabilities                               9,342,974       4,615,546     102%
Other Liabilities                                   2,653,236       1,916,888     38%
-------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                   9,388,857       7,051,915     33%
Stockholders' Equity Attributable to
  Minority Interest                                   531,141         424,308     25%
Stockholders' Equity Attributable to
  Majority Interest                                 8,857,715       6,627,607     34%
===================================================================================================================================

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                        Page 7
and other important disclosures.


Consolidated Income Statement & Balance Sheet

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of June 30, 2005 except per ADR amounts)

                                                          January - June                            Second quarter
INCOME STATEMENT                                       2005            2004     % Var.          2005            2004      % Var.
----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                         74,686,466      42,827,371      74%       47,041,323      22,236,702      112%
Cost of Sales                                    (44,248,063)    (24,047,411)     84%      (27,797,563)    (12,289,602)     126%
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                      30,438,403      18,779,960      62%       19,243,760       9,947,100       93%
Selling, General and Administrative Expenses     (17,652,902)     (8,950,807)     97%      (11,165,824)     (4,589,407)     143%
----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                  12,785,501       9,829,152      30%        8,077,936       5,357,694       51%
      Financial Expenses                          (2,773,171)     (1,993,803)     39%       (1,645,988)       (970,427)      70%
      Financial Income                               171,943         118,862      45%           96,549          63,511       52%
      Exchange Gain (Loss), Net                     (614,756)       (919,078)    (33%)        (198,461)     (1,057,704)     (81%)
      Monetary Position Gain (Loss)                2,084,283       2,324,102     (10%)       1,539,637         862,680       78%
      Gain (Loss) on Financial Instruments         2,902,355        (127,731)     N/A          953,552             266      N/A
Total Comprehensive Financing (Cost) Income        1,770,655        (597,648)     N/A          745,291      (1,101,674)     N/A
      Other Expenses, Net                           (113,246)     (1,897,173)    (94%)         194,738      (1,037,149)     N/A
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                    14,442,910       7,334,331       97%       9,017,965       3,218,871      180%
Income Tax                                        (1,819,806)       (868,815)     109%      (1,136,263)       (377,898)     201%
Employees' Statutory Profit Sharing                  (55,602)        (51,692)      8%          (26,608)        (25,603)      4%
Total Income Tax & Profit Sharing                 (1,875,408)       (920,507)     104%      (1,162,871)       (403,502)     188%
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                 12,567,502       6,413,824      96%        7,855,095       2,815,370      179%
Participation in Unconsolidated Subsidiaries         288,911         132,348      118%         221,828         109,260      103%
Consolidated Net Income                           12,856,414       6,546,172      96%        8,076,923       2,924,630      176%
Net Income Attributable to Min. Interest             233,154         183,843      27%          200,817         105,459       90%
MAJORITY INTEREST NET INCOME                      12,623,260       6,362,329      98%        7,876,106       2,819,171      179%
==================================================================================================================================

EBITDA                                            17,406,701      13,578,813      28%       10,635,586       7,244,185       47%

Earnings per ADR                                       37.17           19.60      90%            23.19            8.62      169%

==================================================================================================================================



                                                         As of June 30
BALANCE SHEET                                          2005            2004      % Var.
==================================================================================================================================
Total Assets                                      282,376,034     182,923,625     54%
     Cash and Temporary Investments                13,596,675       3,733,568     264%
     Trade Accounts Receivables                    20,108,367       5,068,847     297%
     Other Receivables                              6,557,210       5,510,039     19%
     Inventories                                   12,006,854       7,252,340     66%
     Other Current Assets                           1,888,933         983,350     92%
Current Assets                                     54,158,038      22,548,145     140%
Fixed Assets                                      142,865,451     102,686,093     39%
Other Assets                                       85,352,544      57,689,387     48%
-------------------------------------------------------------------------------------------
Total Liabilities                                 181,445,834     102,415,691     77%
Current Liabilities                                52,486,569      27,838,392     89%
Long-Term Liabilities                             100,436,974      52,693,212     91%
Other Liabilities                                  28,522,292      21,884,087     30%
-------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                 100,930,209      80,507,935     25%
Stockholders' Equity Attributable to
  Minority Interest                                 5,709,770       4,844,096     18%
Stockholders' Equity Attributable to
  Majority Interest                                95,220,439      75,663,839     26%
==================================================================================================================================


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                       Page 8
and other important disclosures.



Operating Summary per Country

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC

In thousands of U.S. dollars

                                                  January - June                                Second quarter
                                           ----------------------------                  --------------------------
NET SALES                                         2005         2004        % Var.          2005            2004        % Var.
===============================================================================================================================
Mexico                                      1,502,314      1,365,055        10%           793,255         690,619        15%
U.S.A.                                      1,807,789        904,098       100%         1,156,616         500,132        131%
Spain                                         761,403        610,133        25%           431,419         320,924        34%
United Kingdom                                675,019            N/A        N/A           504,117             N/A        N/A
Rest of Europe                              1,100,267            N/A        N/A           885,631             N/A        N/A
South / Central America and Caribbean         633,902        566,686        12%           338,852         287,725        18%
Africa and Middle East                        233,607         89,712       160%           143,111          47,107        204%
Asia                                          136,036         96,544        41%            75,835          48,192        57%
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations           97,243        119,141       (18%)           47,102          53,075       (11%)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       6,947,578      3,751,369        85%         4,375,937       1,947,775        125%
===============================================================================================================================

GROSS PROFIT
===============================================================================================================================
Mexico                                        827,586        787,848         5%           443,523         400,526        11%
U.S.A.                                        669,805        283,948       136%           446,633         160,166        179%
Spain                                         272,936        223,232        22%           148,520         118,454        25%
United Kingdom                                239,361            N/A        N/A           195,692             N/A        N/A
Rest of Europe                                286,932            N/A        N/A           251,761             N/A        N/A
South / Central America and Caribbean         216,662        260,124       (17%)          110,682         138,947       (20%)
Africa and Middle East                         75,166         46,087        63%            39,097          25,669        52%
Asia                                           46,408         41,543        12%            23,984          21,968         9%
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations          196,623          2,207      8810%           130,226           5,566       2240%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       2,831,479      1,644,989        72%         1,790,117         871,294        105%
===============================================================================================================================

OPERATING INCOME
===============================================================================================================================
Mexico                                        542,413        547,758       (1%)           290,985         279,222         4%
U.S.A.                                        314,171        104,947       199%           228,076          69,534        228%
Spain                                         189,634        151,216        25%           101,825          80,441        27%
United Kingdom                                 42,606            N/A        N/A            33,869             N/A        N/A
Rest of Europe                                 95,927            N/A        N/A           104,873             N/A        N/A
South / Central America and Caribbean         116,292        182,824       (36%)           55,907          98,395       (43%)
Africa and Middle East                         48,033         26,617        80%            21,648          14,901        45%
Asia                                           20,227         15,273        32%             8,686           8,217         6%
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations         (179,954)      (167,671)        7%           (94,432)        (81,415)       16%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       1,189,349        860,963        38%           751,436         469,295        60%
===============================================================================================================================


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                     Page 9
and other important disclosures.



Operating Summary per Country

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales


                                                January - June                                    Second quarter
                                         ------------------------------                  -------------------------------
EBITDA                                         2005             2004        % Var.             2005             2004      % Var.
=================================================================================================================================
Mexico                                      620,542          621,947        (0%)            329,467          316,364        4%
U.S.A.                                      415,464          183,329        127%            284,435          108,997       161%
Spain                                       229,805          190,522         21%            121,969          100,153       22%
United Kingdom                               74,491              N/A         N/A             57,602              N/A       N/A
Rest of Europe                              139,509              N/A         N/A            138,026              N/A       N/A
South / Central America and Caribbean       180,427          237,845        (24%)            87,603          125,388      (30%)
Africa and Middle East                       67,660           41,576         63%             32,521           22,400       45%
Asia                                         30,764           28,912         6%              14,064           14,950       (6%)
---------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations       (139,435)        (114,725)       22%             (76,331)         (53,714)      42%
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     1,619,228        1,189,406        36%             989,357          634,538       56%
=================================================================================================================================

EBITDA MARGIN
=================================================================================================================================
Mexico                                        41.3%            45.6%                          41.5%            45.8%
U.S.A.                                        23.0%            20.3%                          24.6%            21.8%
Spain                                         30.2%            31.2%                          28.3%            31.2%
United Kingdom                                11.0%             N/A                           11.4%             N/A
Rest of Europe                                12.7%             N/A                           15.6%             N/A
South / Central America and Caribbean         28.5%            42.0%                          25.9%            43.6%
Africa and Middle East                        29.0%            46.3%                          22.7%            47.6%
Asia                                          22.6%            29.9%                          18.5%            31.0%
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                           23.3%            31.7%                          22.6%            32.6%
=================================================================================================================================


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                      Page 10
and other important disclosures.



Volume Summary

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC


Consolidated volume summary
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters

                                               January - June                             Second quarter
                                         -------------------------                  --------------------------
                                           2005          2004        % Var.            2005            2004        % Var.
---------------------------------------------------------------------------------------------------------------------------------
Consolidated cement volume                 38,249       32,462        18%             21,851         16,776         30%
Consolidated ready-mix volume              30,680       11,670        163%            20,761         6,055          243%
Consolidated aggregates volume             70,240       21,801        222%            49,755         11,590         329%
---------------------------------------------------------------------------------------------------------------------------------



Per-country volume summary (1)


                                                 January - June           Second quarter                 Second quarter 2005 Vs.
                                                                      ------------------------
DOMESTIC CEMENT VOLUME                           2005 Vs. 2004                 2005 Vs. 2004               First quarter 2005
---------------------------------------------------------------------------------------------------------------------------------
Mexico                                                (2%)                         5%                              11%
U.S.A.                                                 6%                          9%                              33%
Spain                                                  9%                         13%                              18%
United Kingdom                                        N/A                         N/A                              205%
Rest of Europe                                        N/A                         N/A                              491%
South / Central America and Caribbean                 14%                         19%                              11%
Africa and Middle East                                13%                         17%                               5%
Asia                                                   4%                          9%                               5%
---------------------------------------------------------------------------------------------------------------------------------


READY-MIX VOLUME
---------------------------------------------------------------------------------------------------------------------------------
Mexico                                                15%                         17%                              16%
U.S.A.                                                156%                        227%                             103%
Spain                                                 54%                         83%                              55%
United Kingdom                                        N/A                         N/A                              208%
Rest of Europe                                        N/A                         N/A                              308%
South / Central America and Caribbean                 13%                         20%                              20%
Africa and Middle East                                N/A                         N/A                              N/A
Asia                                                  N/A                         N/A                              N/A
---------------------------------------------------------------------------------------------------------------------------------


AGGREGATES VOLUME
---------------------------------------------------------------------------------------------------------------------------------
Mexico                                                 4%                         14%                              22%
U.S.A.                                                104%                        148%                             91%
Spain                                                 69%                         99%                              80%
United Kingdom                                        N/A                         N/A                              203%
Rest of Europe                                        N/A                         N/A                              324%
South / Central America and Caribbean                 22%                         21%                              10%
Africa and Middle East                                N/A                         N/A                              N/A
Asia                                                  N/A                         N/A                              N/A
---------------------------------------------------------------------------------------------------------------------------------


1) Includes only the month of March in first quarter 2005 for RMC operations.


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                   Page 11
and other important disclosures.



Price Summary
==================================================================================================================================
Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC


Variation in US Dollars (1)
                                                 January - June              Second quarter              Second quarter 2005 Vs.
                                             ---------------------       -------------------------
DOMESTIC CEMENT PRICE                            2005 Vs. 2004                   2005 Vs. 2004              First quarter 2005
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                                 3%                            6%                           4%
U.S.A.                                                18%                           18%                           3%
Spain                                                 10%                            9%                          (3%)
United Kingdom                                        N/A                           N/A                           4%
Rest of Europe (2)                                    N/A                           N/A                          (4%)
South / Central America and Caribbean (2)             (9%)                         (11%)                        (68%)
Africa and Middle East (2)                            22%                           19%                           2%
Asia (2)                                              13%                           12%                           3%
----------------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                                 5%                            7%                           2%
U.S.A.                                                27%                           27%                           2%
Spain                                                  9%                            8%                          (3%)
United Kingdom                                        N/A                           N/A                          (2%)
Rest of Europe (2)                                    N/A                           N/A                          (8%)
South / Central America and Caribbean (2)              6%                            4%                          (3%)
Africa and Middle East (2)                            N/A                           N/A                          N/A
Asia (2)                                              N/A                           N/A                          N/A
----------------------------------------------------------------------------------------------------------------------------------


AGGREGATES PRICE
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                                (5%)                         (17%)                        (21%)
U.S.A.                                                19%                           16%                          (1%)
Spain                                                 12%                           15%                          (3%)
United Kingdom                                        N/A                           N/A                          (2%)
Rest of Europe (2)                                    N/A                           N/A                          (4%)
South / Central America and Caribbean (2)              6%                            3%                          (6%)
Africa and Middle East (2)                            N/A                           N/A                          N/A
Asia (2)                                              N/A                           N/A                          N/A
----------------------------------------------------------------------------------------------------------------------------------




1) Includes only the month of March in first quarter 2005 for RMC operations.
2) Volume weighted-average price.


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                      Page 12
and other important disclosures.



Price Summary

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC

Variation in Local Currency (1)

                                        January - June                Second quarter          Second quarter 2005 Vs.
                                    ------------------------      ----------------------
DOMESTIC CEMENT PRICE                    2005 Vs. 2004                  2005 Vs. 2004            First quarter 2005
----------------------------------------------------------------------------------------------------------------------------
Mexico (2)                                   (3%)                          (4%)                         1%
U.S.A.                                        18%                          18%                          3%
Spain                                         5%                            6%                          1%
United Kingdom                                N/A                          N/A                          7%
----------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
----------------------------------------------------------------------------------------------------------------------------
Mexico (2)                                   (2%)                          (3%)                        (1%)
U.S.A.                                        27%                          27%                          2%
Spain                                         5%                            5%                          1%
United Kingdom                                N/A                          N/A                          0%
----------------------------------------------------------------------------------------------------------------------------


AGGREGATES PRICE
----------------------------------------------------------------------------------------------------------------------------
Mexico (2)                                   (11%)                        (24%)                        (23%)
U.S.A.                                        19%                          16%                         (1%)
Spain                                         8%                           12%                          2%
United Kingdom                                N/A                          N/A                          0%
----------------------------------------------------------------------------------------------------------------------------



1) Includes only the month of March in first quarter 2005 for RMC operations.
2) In constant Mexican pesos as of June 30, 2005


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                  Page 13
and other important disclosures.


                                                                          CEMEX



Definition of Terms and Disclosures
===============================================================================

Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles (GAAP). For the reader's convenience, US dollar amounts for the consolidated entity are calculated by converting the constant Mexican peso amounts at the end of each quarter using the period-end MXN/USD exchange rate for each quarter. The exchange rates used to convert results for second quarter 2005, first quarter 2005, and second quarter 2004 are 10.75, 11.16, and 11.49 Mexican pesos per US dollar, respectively. CEMEX's weighted-average inflation factor between June 30, 2004, and June 30, 2005, was 1.15%.

Per-country/region figures are presented in US dollars for the reader's convenience. In the consolidation process, each country's figures (except those of CEMEX Mexico) are converted to US dollars and then to Mexican pesos under Mexican GAAP. Figures presented in US dollars for Mexico, Spain and Great Britain as of June 30, 2005, and June 30, 2004, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding exchange rate provided below.

To convert June 30, 2004, US-dollar figures for Mexico to constant Mexican pesos as of June 30, 2005, it is necessary to first convert the June 30, 2004, US-dollar figure to Mexican pesos using the exchange rate provided below, and then multiply the resulting amount by 1.0438, the inflation-rate factor between June 30, 2004 and June 30, 2005.

                                    June 30
                          -------------------------
Exchange Rate              2005                2004
---------------------------------------------------
Mexican Peso              10.75               11.49
Euro                       0.83                0.82
British Pound              0.56                0.55
---------------------------------------------------

Amounts provided in units of local currency per US dollar.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico and Venezuela, as well as our trading operations in the Caribbean region.

Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Lithuania, Norway, Poland, Portugal and Sweden.

Africa and Middle East includes operations in Egypt, Israel and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan and Thailand.

Definition of terms

EBITDA equals operating income plus depreciation and operating amortization. Free cash flow equals EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Capital expenditures consist of maintenance and expansion spending on our cement, ready-mix, and other core businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents (please refer to footnote 2 on the second page of this report for further details).

Interest coverage is calculated by dividing EBITDA for the last twelve months by interest expense for the last twelve months.

Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. This ratio includes CEMEX's EBITDA for the last twelve months plus the estimated EBITDA of RMC for the last twelve months (please refer to footnote 2 on the second page of this report for further details).

Earnings per ADR

The number of average ADRs outstanding used for the calculation of earnings per ADR was 339.6 million for both second quarter and first half of 2005, 329.2 million for second quarter 2004 and 326.7 million for the first six months of 2004.

-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,        Page 14
US dollar translation methodology, and other important disclosures.

                                                                          CEMEX

Definition of Terms and Disclosures
===============================================================================

Effect of the purchase of RMC in our financial statements

The acquisition of RMC was concluded on March 1, 2005. The processes to allocate the purchase price paid for RMC's shares of approximately US$4.1 billion, not including other direct purchase costs, to the fair values of the assets acquired and liabilities assumed, substantially began during March 2005 concurrent with the assumption of control by CEMEX; consequently, as of June 30, 2005, CEMEX is in a preliminary stage in terms of determining the fair values of the net assets of RMC, including acquired intangible assets. Therefore, as of June 30, 2005, the difference between the purchase price paid and the book value of RMC as of March 1, 2005, was fully allocated to goodwill for an amount of approximately U.S.$2.2 billion.

In subsequent periods, as we move forward in our determination of the fair values of RMC's assets and liabilities, the amount of initial goodwill will be adjusted against the corresponding balance-sheet accounts. Under Mexican GAAP, entities have up to a one-year window period after the purchase to conclude the purchase-price allocation.